[Registrant's Letterhead]

October 30, 2003

Richard K. Wulff, Assistant Director
Office of Small Business
Division of Corporation Finance, Mail Stop 3-4
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Snapshot, Inc.
         Registration Statement on Form SB-2
         File No. 333-89664
         Application For Withdrawal of Registration Statement
         ----------------------------------------------------

Dear Mr. Wulff:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Snapshot, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of its registration statement on Form SB-2 (File No. 333-89664), together with all exhibits and amendments thereto. The registration statement was originally filed with the Securities and Exchange Commission on June 3, 2002, and amended on August 2, 2002 and November 22, 2002.

         The reasons for the request for withdrawal are due in large measure to the poor market conditions for initial public offerings of the size and structure set forth in the Company's registration statement, as well as delays in completing the Company's current audited financial statements required for further amendment to the SB-2 registration statement. No securities have been sold under the registration statement and no selling efforts were made by the underwriter. No preliminary prospectuses were delivered to prospective investors by the underwriter or the Company, except to other NASD member broker dealers interested in acting as a participant in a selling group

         Accordingly, we hereby request that an order granting withdrawal of the registration statement be issued by the U. S. Securities and Exchange Commission as soon as possible.

Sincerely,


Roger D. Finchum, Sr.
Chief Executive Officer and
President

Cc:      Capstone Partners, L.C.
         Robert Sporl